                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                      FastComm Communications Corporation
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                                (Name of Issuer)

                     COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   311871107
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                                 (CUSIP Number)

                           Wesley Clover Corporation
                                555 Legget Drive
                               Tower B, Suite 530
                               Kanata ON K2K 2X3
                                     Canada
                                With a copy to:
                              Brian Lenihan, Esq.
                                 Hill & Barlow
                            One International Place
                               Boston, MA  02110
                                  617-428-3000
--------------------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)

                               December 20, 2001
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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-----------------------
  CUSIP No. 311871107              SCHEDULE 13D
-----------------------

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NAME OF REPORTING PERSON
Wesley Clover Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    WC


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,089,687
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          10,089,687
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,089,687

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
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-----------------------
  CUSIP No. 311871107              SCHEDULE 13D
-----------------------

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   NAME OF REPORTING PERSON
1. Dr. Terence H. Matthews

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    AF


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,089,687
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          10,089,687
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,089,687

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
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Item 1.  Security and Issuer

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock") of FastComm Communications Corporation, a Delaware corporation. The principal executive offices of FastComm are located at 45472 Holiday Drive, Dulles, Virginia 20166. This Amendment No. 1 amends a Schedule 13D filed with the Commission on June 4, 2001 (the "Original
Schedule 13D"). Unless otherwise stated herein the Original Schedule 13D remains in full force and effect. Terms used herein and not defined shall have the same meanings as set forth in the Original Schedule 13D.

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Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated, as follows:

On May 23, 2001, Wesley Clover entered into a Debenture Purchase and Security Agreement (the "Purchase Agreement") with FastComm pursuant to which Wesley Clover agreed to purchase a $3,000,000 Convertible Debenture, convertible into 6,726,458 shares of Common Stock. The Debenture, when issued, was immediately convertible. The source of the $3,000,000 purchase price of the Convertible Debenture was the working capital of Wesley Clover.

Pursuant to the Purchase Agreement, FastComm agreed to issue Wesley Clover a warrant to purchase 3,363,229 shares of Common Stock at a purchase price of $.5575 per share. The Warrant, when issued, was immediately exercisable.

On December 11, 2001, the Board of Directors of FastComm approved the temporary repricing of all outstanding warrants including Wesley Clover's Warrant. Warrant holders were given the opportunity to convert their warrants into Common Stock at an exercise price of $.22 per share. On December 20, 2001 Wesley Clover exercised the Warrant in full at $.22 per share and acquired 3,363,229 shares of Common Stock. The source of funds for the exercise price of the Warrant was the working capital of Wesley Clover.

The Purchase Agreement, the Form of Convertible Debenture and the Form of Warrant were previously filed as exhibits to the Original Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The aggregate number of shares of Common Stock owned by Wesley Clover is 3,363,229. The aggregate number of shares of Common Stock issuable to Wesley Clover pursuant to the Debentures is 6,726,458. The aggregate number of shares beneficially owned pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 is 10,089,687, which represents approximately 25.28% of the outstanding Common Stock (based upon 29,818,677 shares outstanding as disclosed by FastComm in its Form 10-Q for the quarter ending October 27, 2001.)

As reported in Item 3, Wesley Clover exercised its Warrant to purchase 3,363,229 shares of Common Stock on December 20, 2001 at an exercise price of $.22 per share.

Dr. Matthews, individually, does not directly own any shares of Common Stock. Dr. Matthews, by virtue of his control of Wesley Clover may be deemed to be the beneficial owner of the Common Stock issuable to Wesley Clover.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Wesley Clover Corporation


                                      By: /s/ Jose Medeiros
                                          ----------------------------
                                          Jose Medeiros
                                          Chief Financial Officer

Dated:  January 23, 2002